June 30, 2010

FOIA CONFIDENTIAL TREATMENT REQUESTED BY DST SYSTEMS, INC.
FOR PORTIONS OF THIS CORRESPONDENCE  PURSUANT TO RULE 83

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DST Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Form 10-Q for the Fiscal Period Ended March 31, 2010 Filed May 7, 2010 File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. ("we", “DST” or the “Company”) is pleased to provide the following responses to the Staff's comment letter dated June 2, 2010 to Mr. Kenneth V. Hager, Chief Financial Officer of DST, with respect to the above-referenced reports. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff and the redactions are denoted in the EDGAR version by bracketed periods (“[…]”).

As discussed in our letter to you dated June 7, 2010, we appreciate the additional time in which to submit this response.

In connection with this response, DST acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response to the Staff’s comments is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2009, the definitive proxy statement filed with the SEC on March 18, 2010 and the Form 10-Q for the period ended March 31, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

General

Comment 1.  Please consider including an “Overview” of management’s perspective on DST to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis.  For example, identify the factors that DST’s executives focus on in evaluating financial condition and operating performance.  Consider addressing the material operations, risks and challenges facing DST and how management is dealing with these issues.  In this regard, we note that the declines in Financial Services resulted from lower international revenues from decreased demand for professional services and changes in foreign currency exchange rates, reductions in mutual fund shareowner processing service revenues, lower DST Health Solutions professional services revenues, AWD software license revenues and lower data processing support revenue.  The “Overview” section should also address any material trends known to the company and how these trends are affecting your business and results of operations.  For example, you should consider discussing the trend towards electronic communication and how this trend impacts your mailing business.  Refer to Release No. 33-8350.

Response:  Consistent with the Commission's guidance in Release No. 33-8350, we believe that our "most important responsibilities include communicating with investors in a clear and straightforward manner" and also believe that our MD&A is a critical component of that communication.  We believe our MD&A discussion fully satisfies our obligations under the applicable SEC rules.  The guidance in Release No. 33-8350 indicates that a company should provide the following in its MD&A introduction / overview:

1)	Economic or industry-wide factors relevant to a company;
2)	Information about how a company earns revenue and income and generates cash;
3)	Information about a company’s lines of business, location of operations, and principal products and services; and
4)
Insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which a company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

DST believes that each of the above items has been addressed in its MD&A commentary in its historical periodic filings with the SEC.  Although we do not have a section in MD&A that is labeled “Overview”, we do provide an “Introduction” section where we describe the consolidated business and the reporting segments along with how revenue is generated.  The Company also provides a “Significant Events” section where we describe significant transactions or events that impacts the MD&A that follows this section.  Material opportunities, challenges and risks are described and included in the “Results of Operations” beginning on page 56 of the 2009 Form 10-K and in the “Year to Year Business Segment Comparisons” beginning on page 63 of the 2009 Form 10-K.  Although not summarized, DST believes we are providing users of its financial statements with the required information to understand our business.

Regarding trends, since September 2008, the financial services industry has experienced significant challenges which have affected our customers.  We address this trend in our MD&A commentary, as well as what we believe is the most significant trend impacting our mutual fund shareowner processing services, which is subaccounting.  In the 2009 Form 10-K (page 47), DST announced a workforce reduction that began in 2010.  This reduction was necessitated by the extended economic downturn which negatively impacted the industries DST serves.  We also address in MD&A the most significant trend impacting DST’s Output Solutions business which is call detail suppression whereby certain telecommunications clients are reducing the amount of transaction information included on invoices that DST Output prints, thereby lowering total images produced.  The Staff’s comment mentions that DST should consider discussing the trend towards electronic communication and how this trend impacts its mailing business.  The Company does not believe this trend has had a material impact on its mailing business.  In the “Narrative Description of Business” in the 2009 Form 10-K (page 26), the Company describes its Electronic Solutions capabilities that we offer to clients that have customers with a wide range of preferences related to how they receive their invoices/statements.  Some prefer the printed copy, while others prefer an electronic statement.  DST Output has developed technologies to address this customer need.  The Company will continue to monitor these trends, as well as other trends that may impact the business in the future.  Should significant new trends arise that we believe may impact our business, we will update our MD&A and Risk Factors accordingly.

Liquidity and Capital Resources

Financing Activities

Debt Activity

Related Party Promissory Note, Page 84

Comment 2.  We note that you have a promissory note for unsecured revolving borrowings up to $100 million, that the amount outstanding under this loan is approximately $75 million and that this note is with Boston Financial Data Services, Inc., a company you formed with State Street and for whom Mr. Hooley serves as a board member and a non-executive officer.  We also note that Mr. Hooley’s brother serves as an executive for Boston Financial.  Please tell us why you have not filed what appears to be a related party agreement as an exhibit.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  Item 601(b)(10) of Regulation S-K provides that "If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance."  The first category following, the Item 601(b)(10)(ii)(A) category, is "Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.”

In this case, we believe the exception set out in Item 601(b)(10)(ii)(A) to the more general rule does not apply.  Our President Stephen Hooley’s brother, Joseph Hooley, is not an executive of Boston Financial Data Services, Inc. (but only of State Street Corporation, a part owner of Boston Financial).  Regardless of his positions (or lack thereof) with other companies, Joseph Hooley is not a party to the promissory note made by the Company in favor of Boston Financial.  None of Stephen Hooley, the other DST officers, the directors and security holders named in the 2009 Form 10-K, and the other persons covered by the exception are parties to the promissory note.  Accordingly, we do not believe the Company was required to file the promissory note as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Liquidity and Capital Resources

Financing Activities

Unconsolidated Affiliates, Page 84

Comment 3.  We note that you entered into an agreement to (i) guarantee 50% of the obligations of a 50% owned joint venture as a tenant under a real estate lease for an office building and that the base rent for the initial term is $4.8 million per year, plus all operating expenses for the building, and (ii) guarantee $2.0 million plus any enforcement costs related to a $32.0 million mortgage loan to a 33% owned real estate joint venture.  We also note the disclosure on page 30 of your definitive proxy statement that Mr. Hooley serves certain joint ventures of DST.  Please tell us whether this agreement is with a related party as defined in Item 404 of Regulation S-K and, therefore, should be filed as an exhibit.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: Please see the discussion in response to Comment 2.  As before, no director, officer, promoter, voting trustee, security holder named in the 2009 Form 10-K or underwriter is a party to the guarantee agreements described above, and therefore we believe there is no requirement under Item 601(b)(10)(ii)(A) of Regulation S-K for the Company to file these agreements.

Notes to Consolidated Financial Statements

Note 2.  Significant Accounting Policies

Client funds/obligations

Funds Held on Behalf of Clients, page 102

Comment 4.  Your disclosure on page 103 indicates that of the funds received from clients of Argus Health Systems, Inc. for the payment of pharmacy claims incurred by its members, “certain” of these amounts are included in funds held on behalf of clients in the balance sheet and are also recorded as a client funds obligation liability.  Please tell us about your accounting for any amounts received that are not included in funds held on behalf of clients and client funds obligation liability and tell us why your accounting for these funds is different from the ones noted above.  Also please tell us how you considered providing disclosure about your accounting for these funds.

Response:  Amounts received from clients of Argus Health Systems, Inc. for the payment of member pharmacy claims are included in client funds held on behalf of clients in the Company’s consolidated balance sheet and are also recorded as client funds obligation liabilities.  The Company has reviewed its accounting policy disclosure for client funds/obligations and believes the words “certain of” are unnecessary in the sentence highlighted in the Staff's comment.  The Company will omit “certain of” in its accounting policy disclosure for client funds/obligations to be included in the notes to the consolidated financial statements in its 2010 Annual Report on Form 10-K.  A full disclosure of the Company’s accounting policies related to funds received from clients is included in Note 2 to the consolidated financial statements in the 2009 Form 10-K appearing on pages 102 and 103.

Notes to Consolidated Financial Statements

Note 6. Fair Value Measurements, page 117

Comment 5.  We note that you include fair value measurement disclosures for items measured on a recurring basis.  However, comparable disclosures have not been included for certain assets measured on a nonrecurring basis, including your investments in unconsolidated affiliates and cost method investments.  Please tell us how you considered the disclosure requirements of ASC 820-10-50-5 for these investments.

Response:  The Company considered the fair value measurement disclosure requirements included in ASC 820-10-50-5 for assets measured on a nonrecurring basis, including its investments in unconsolidated affiliates and cost method investments.  On page 114 of the 2009 Form 10-K, the Company disclosed that it records lower of cost or market valuation adjustments on private equity fund investments and other cost method investments when impairment conditions are present.  The Company further explained that it recorded $1.8 million of net impairments on private equity fund and other cost method investments during 2009.  The Company did not have any impairment indicators in 2009 related to its investments in unconsolidated affiliates, which are accounted for on the equity method basis of accounting.  The Company determined that the required disclosures for its cost method investment assets measured at fair value on a nonrecurring basis in 2009 were not material to the consolidated financial statements.  The Company believes the aggregate amount of net investment impairments in 2009 of $1.8 million is quantitatively immaterial to 2009 consolidated pretax income of $354.5 million, total investments accounted for on the cost or equity method of accounting as of December 31, 2009 of $462.8 million and total assets as of December 31, 2009 of $2.9 billion.  In addition, total investments accounted for under the cost basis at December 31, 2009 of $103.3 million are not material to consolidated total assets of $2.9 billion.  The Company also believes that these 2009 investment impairments are not material from a qualitative perspective.  As a result, the Company did not include additional fair value measurement disclosures in its consolidated financial statements related to its assets recorded at fair value on a nonrecurring basis in 2009.

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 18, 2010), Page 152

Comment 6. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation.  For example, we note minimal discussion and analysis of how the Committee determined specific restricted stock grants.  For future restricted stock grants, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual long-term incentive compensation determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:   We note two things about the discussion of the restricted stock grants discussed in the Company's CD&A.  First, the discussion of the awards on pages 32, 33, 42 and 43 of the Company's proxy statement does, we believe, offer the analysis that is required by Item 402 of S-K.  In making the grants in 2004, the Board’s Compensation Committee considered the total direct compensation ranges described on page 33 of the proxy statement, for the reasons given there, as well as the bulleted items listed on page 43 of the proxy statement.  Second, although the restricted stock was granted several years ago to provide equity grants for a period that included 2009, the restricted stock was not awarded to the named executive officers during 2009.  While the award decisions made in 2004 continued to impact the compensation of the named executive officers in 2009, extensive disclosures regarding these awards had already been made in each and every proxy statement from and including the proxy statement filed in 2005, and the awards are relatively remote in time from the other compensation decisions described in more detail in this CD&A.  For these reasons, we gave these awards what we believe was adequate discussion and analysis, but less discussion and analysis than in previous years.

We provided greater focus on the elements of compensation that were, as S-K Item 402 provides, "awarded to, earned by, or paid to the named executive officers" during 2009 or based on 2009 performance and are therefore not remote in time.  We addressed in the overview on pages 39-40 each named executive officer’s compensation package in relation to previous years and to each other, and explained why elements changed and why levels for specific compensation elements were selected.  Named officer incentive opportunity levels were compared on page 42, followed by an explanation of the considerations for setting such levels.

While we believe that the Company's Compensation Discussion and Analysis complies with the applicable SEC rules, we note the Staff's comment and in future filings will revise our form of disclosure so that the "how" and "why" of each material element of compensation is more clear to readers.

Comment 7.  We note that you have not disclosed your EPS targets for incentive compensation.  These targets appear to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K.  Please provide us with your analysis of the competitive harm which would result from disclosure of these targets.  We note that, prior to the time you filed your definitive proxy statement, you had already publicly disclosed company-wide results for fiscal 2009 using this measure.

Response:   We have historically not included specific EPS targets in our filings related to incentive compensation plans.  Our EPS targets are developed strictly for internal planning and executive compensation purposes.  The Company considers these internal targets, and the components used in the calculation of such targets, to be its confidential, proprietary information and believes that public disclosure of these internal targets (the “Confidential Information”) is likely to substantially harm the Company’s competitive position.

Legal Standard for Nondisclosure.  The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.83. A request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“Information Act”) providing the grounds upon which it relies. Among other items, the Information Act exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (“Exemption 4”)). The Company believes that the Confidential Information fits within the three prong test under Exemption 4 because it is: (1) trade secrets or commercial or financial information, (2) obtained from a person, and (3) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen”).

Commercial or Financial Information. As stated in Public Citizen, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is "commercial" if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.

Privileged or Confidential. The last prong of the test for confidentiality under Exemption 4 requires that the Confidential Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. Public Citizen, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992). There is no requirement that there be a showing of actual competitive injury or a quantification of the effects of public disclosure.

The Company believes that the Confidential Information would fall within the standards for granting confidential treatment because:

•
the Confidential Information clearly constitutes "commercial or financial information" of the Company, since it was developed in connection with establishing compensation levels for employees and derived from internal analyses and projections of the Company’s performance; and

•	release of the Confidential Information would be likely to cause substantial harm to the Company’s competitive position.

Likelihood of Competitive Harm. […]

Goal Information We Already Make Available.  Although we did not disclose actual goals, we included in CD&A (on page 41) a discussion of the purposes the Committee seeks to achieve in setting goals, the timing of goal setting, the factors considered in setting goal levels, and the expected conditions for the likelihood or difficulty of achieving various goal levels.  We believe this is the information needed to understand how goals are incorporated into the incentive element of our compensation program.  We plan to continue to include such disclosures in future filings.  For the reasons given above, the Company believes that it has given adequate information about goals and that excluding the confidential EPS targets is appropriate and wholly supported by the applicable case law and the likelihood of competitive harm standard.

Item 13. Certain Relationships and Related Party Transactions (incorporated by reference to the definitive proxy statement filed March 18, 2010), page 152

Comment 8. Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  Refer to Item 404(b) of Regulation S-K.

Response:  We believe that the Company's proxy statement includes a section satisfying the provisions of Item 404(b) of Regulation S-K.  The description of the Governance Committee beginning on page 26 of the proxy statement includes, under the heading "Related Person Transaction Procedures" on page 27, a description of the Company's policies and procedures (which we specifically note are in writing) for the review, approval or ratification of transactions with "related persons" (as defined in Item 404 of Regulation S-K).  We describe what a related person is, state the dollar amount and material interest thresholds necessary for a transaction to be covered, and detail the standards and factors considered by the Committee in applying the policies and procedures.  In addition we outline the step-by-step process for handling a potential related person transaction (from review of director and officer questionnaires, to General Counsel discussion with the Committee Chairperson, to the process for Committee determinations, to Committee action after a determination is made).

Form 10-Q for the Quarterly Period Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

Note 5. Debt

Accounts Receivable Securitization Program, page 12

Comment 9. We note you adopted the new guidance related to transfers of financial assets and upon adoption the Company has determined that the transfer of the undivided interests in accounts receivable no longer meets the requirements for sale accounting treatment.  However, it is not clear what the company’s continuing involvement is with these transferred assets or the nature of the restrictions on them.  Please tell us how you considered these and the other disclosure requirements as required by ASC 860-10-50-3.

Response:  In Note 12 on page 138 of the 2009 Form 10-K, the Company disclosed its continuing involvement in the transferred accounts receivable assets by highlighting that DST retains servicing responsibilities for the accounts receivable assets included in its accounts receivable securitization program.  In addition, the Company disclosed the nature of the restrictions on these transferred assets by indicating that accounts receivable assets transferred from DST and certain of its domestic subsidiaries to its wholly-owned, bankruptcy remote special purpose subsidiary are not available to satisfy the creditors of any other person, including DST or any of its subsidiaries or affiliates.  The Company’s accounts receivable securitization program disclosure in its March 31, 2010 Quarterly Report on Form 10-Q was more limited in nature than the Company’s disclosures regarding this program that were included in the 2009 Form 10-K.  The Company was more limited in its quarterly disclosures because there were not any significant changes to disclose with respect to the Company’s accounts receivable securitization program since the 2009 Form 10-K was filed with the SEC on February 26, 2010.  For the Form 10-Q disclosure, the Company focused solely on the changes to its accounting for the assets transferred under the program resulting from the adoption of the new accounting guidance related to transfers of financial assets.  The Company’s March 31, 2010 Form 10-Q disclosure focused on the significant change resulting from the transferred interests in accounts receivable no longer meeting the requirements for sale accounting treatment, including disclosures that impact how securitization related transactions were treated on the Company’s Balance Sheet, Statement of Income and Statement of Cash Flows.  The Company’s disclosure in the March 31, 2010 Form 10-Q indicated that the amount of undivided interests in the accounts receivable held by the third-party, multi-seller asset-backed commercial paper conduit was $125.0 million at March 31, 2010, unchanged from December 31, 2009.

On May 20, 2010, the Company renewed its accounts receivable securitization program.  In the June 30, 2010 Form 10-Q, the Company intends to expand its current accounts receivable securitization disclosure to indicate the new maturity date of the program and the decrease in the size of the program from $175 million to $150 million, among other changes.

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We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816.435-6535

Very truly yours,

/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:           Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. Thomas J. Lynn, Esq.
Mr. John Granda, Esq.